

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC FILE NUMBER
8- 42262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FV 3/4/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SANDGRAIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 FRANKLIN AVENUE
(No. and Street)

GARDEN CITY (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL R. CHINCHAR 516-742-4488
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL R. CHINCHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDGRAIN SECURITIES, INCORPORATED, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

4HF-600893 4HF-604432 4HF-601792
4HF-700032 4HF-701378 4HF-700941
4HF-500333 4HF-891013
4HF-700156 4HF-700107

Paul R. Chinchar
Signature

PRESIDENT
Title

Barbara Lynn Harland
Notary Public

BARBARA LYNN HARLAND
NOTARY PUBLIC STATE OF NY
NO. 01HA6034802
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 12-20-07 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Sandgrain Securities, Inc.:

We have audited the accompanying statement of financial condition of Sandgrain Securities, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 12, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1270

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 141,751
Receivable from clearing organization	387,759
Deposit with clearing organization	100,000
Securities owned:	
Marketable, at market value	71,500
Not readily marketable, at estimated fair value	3,300
Employee loans	212,951
Furniture and equipment, net of accumulated depreciation of $133,955	179,918
Receivable from parent	23,733
Prepaid expenses and other assets	112,453
TOTAL ASSETS	$ 1,233,365

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Commission payable	$ 187,671
Accounts payable and accrued expenses	57,240
TOTAL LIABILITIES	244,911
Commitments and contingencies	
Subordinated borrowings	250,000
Shareholder's equity:	
Common stock, no par value, authorized 200 shares, 10 shares issued and outstanding	1,000
Additional paid-in capital	187,875
Retained earnings	549,579
TOTAL SHAREHOLDER'S EQUITY	738,454
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,233,365

The accompanying notes are an integral
part of this financial statement.

SANDGRAIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Sandgrain Securities, Inc. (the "Company"), a wholly owned subsidiary of United Business Owners, Inc., was incorporated under the laws of the State of New York in October 1989. The Company conducts business as a broker-dealer in securities and received approval from the Securities and Exchange Commission in 1990 to conduct such business. During 1992, the Company became a member of the National Association of Securities Dealers, Inc. and commenced business during 1993.

All transactions are cleared through a New York Stock Exchange member firm on a fully-disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Security transactions and related commission revenue and expense are recorded on a settlement date basis. Securities owned at market value, and commission revenues along with related expenses would not be materially different if reported on a trade date basis.

(b) Marketable securities and money market funds are stated at quoted market values. Securities owned that are not readily marketable are valued at fair value as determined by management.

(c) Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

(d) The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

(e) The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of asset, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

SANDGRAIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents primarily the net of commissions receivable for customer transactions generated in December 2001 and received in January 2002, and residual balances of the Company's proprietary trading activity executed by the Company through the clearing organization. The deposit with the clearing organization is required by the clearing agreement.

As stated in Note 2, the Company records security transactions on a settlement date basis. The Company has agreed to indemnify its clearing broker for losses sustained as a result of errors or omissions by the Company and/or its employees from disputed transactions in customer's accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction through December 31, 2001, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - INCOME TAXES

The components of the income tax provision as of December 31, 2001 were:

Federal	$11,541
States	2,031
Total	$13,572

The Company is included with its Parent in a consolidated tax return. The above tax provisions represent the Company's share of the estimated consolidated tax for 2001.

NOTE 5 - SUBORDINATED LOAN AGREEMENT

At December 31, 2001, the Company had borrowings of $250,000 from its Parent which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the

NOTE 5 - CONTINUED

Securities and Exchange Commission, and thus, the borrowings are available in computing net capital as defined. The agreement is dated June 15, 1996 and is scheduled to mature on July 31, 2003, unless extended. The loan is interest bearing at a rate of 9.60% per annum. During 2001, the Company paid its Parent $24,000 in interest on the loan.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease which expires May, 2010. Future minimum annual payments required as of December 31, 2001 over the term of the current lease are as follows:

Year ended December 31	Minimum lease payments
2002	$224,066
2003	231,907
2004	240,025
2005	248,426
2006	277,261
Through May 2010	926,965
Total	$ 2,148,650

The Company is named in two complaints brought by customers relating to securities transactions. The Company is fully indemnified against any losses that may result from these allegations and accordingly does not expect any material adverse affect on the financial condition of the Company.

NOTE 7 - EMPLOYEE LOANS

The employee loans are supported by non-interest bearing promissory notes that mature between 2004 and 2006.

NOTE 8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net

SANDGRAIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 8 - CONTINUED

capital of $443,709 which was $343,709 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was .55 to 1. Since all customer transactions are cleared through another broker-dealer on a fully- disclosed basis, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.